P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

March 20, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Series Trust (the “Trust”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 103 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of delaying, until April 19, 2012, the effectiveness of Post-Effective Amendment No. 101, as previously filed with the Securities and Exchange Commission on January 27, 2012 (Accession Number 0001193125-12-027430) pursuant to Rule 485(a) under the 1933 Act (“PEA 101”). No fees are required in connection with this filing.

The delaying of the effectiveness of PEA 101 relates only to Transamerica Clarion Global Real Estate Securities VP, Initial and Service Class.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel

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